

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 4, 2010

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re:** **Energroup Holdings Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 31, 2010**
> **File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your responses to the comments in our letter dated February 12, 2010 and have the following additional comments.

<u>Business</u>
<u>Advertising and Promotional Activities, page 44</u>

1. To the extent material, please explain to us and disclose in the notes to the financial statements your accounting policy in regard to the discounts and incentives offered to sales agents indicated in the first paragraph herein.

<u>Selected Consolidated Financial Data, page 54</u>

2. The amount presented for "other income (expense), net" for the nine months ended 2009 does not appear to be consistent with amounts for such provided elsewhere in the filing. Please conform the amount presented as appropriate.

<u>Management's Discussion and Analysis</u>
<u>Results of Operations, page 59</u>

3. The analysis for "other income (expense)" for each of the three and nine months ended periods does not appear to be consistent with amounts presented on pages 59 and 63, respectively, for such. Please conform the analysis as appropriate.

<u>Liquidity and Capital Resources</u>

Cash Flows
Twelve Months Ended December 2007, page 73

4. The amount indicated in the first paragraph as net cash sourced from operating
    activities of $23.0 million in fiscal 2007 is not consistent with the amount
    presented in the statement of cash flows or the comparative analysis of operating
    cash flows for 2008 on page 71. Please conform the amount presented and
    associated discussion as appropriate.

Index of Financial Statements, page F-1

5. Please consider Rule 8-08(b) of Regulation S-X in regard to the age of the
    financial statements included in your filing, particularly in regard to whether the
    audited annual financial statements for fiscal 2009 will be available prior to the
    effective date of the filing.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202)
551-3309 if you have questions regarding the financial statements or related matters.
Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other
questions.

                                                Regards,

                                                Amanda Ravitz
                                                Branch Chief

cc: <u>Via Facsimile (212) 407-4990</u>
        Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP